AVG Technologies Announces Second Tranche of Share Repurchase Program

AMSTERDAM, Nov. 13, 2013 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG) today announced the second tranche of its repurchase program announced on May 9, 2013. AVG may repurchase up to 2,500,000 ordinary shares between November 13, 2013 and May 10, 2014. During the first tranche, 1,500,000 ordinary shares were repurchased between June 19, 2013 and November 5, 2013.

Details of the Share Repurchase Program

The share repurchase was authorised by AVG's shareholders and approved by the Supervisory Board. The Supervisory Board has approved an increase of the maximum number of shares to be repurchased from 2,500,000 to 4,000,000 to cover AVG's obligations to deliver shares under its employee stock options incentive and restricted share units plans. Under the share repurchase program AVG may therefore, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 4,000,000 ordinary shares.

Under the first tranche of the share repurchase program AVG has, up to November 5, 2013, repurchased in open market transactions 1,500,000 ordinary shares for a total consideration of US$32,172,479.75 and a weighted average price per share of US$22.18.

Under applicable law, the repurchase price will be no greater than the lower of (a) 110% of the highest price of the ordinary shares officially quoted on NYSE over the 30 banking days preceding the date the repurchase is effected and (b) the higher of the price of the last independent trade and the highest current independent bid on the NYSE at the time of repurchase. Any open market purchases will be executed with reference to the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and Article 5 of the Regulation No. 2273/2003 of the European Commission of December 22, 2003 (EC Regulation), whereby the relevant daily volume has been determined on the basis of the average daily volume traded in April 2013 and will be fixed on that basis for the period of the share repurchase program.

The share repurchase plan does not require AVG to acquire any specific number of shares and may be terminated by AVG at any time without prior notice.

The share repurchase program may occur in tranches, each of which will be announced before its actual commencement in line with Article 4, Section 2 of the aforementioned EC Regulation. AVG has mandated Goldman Sachs to execute the second tranche which is limited to up to 2,500,000 ordinary shares to be repurchased between November 13, 2013 and May 10, 2014. For that and any subsequent tranches, Goldman Sachs will decide on the timing of the share repurchases independently of and without being influenced by AVG. Goldman Sachs is a full service securities firm and may enter into other transactions in respect of the shares.

The number of shares repurchased each week during the share repurchase program and the average purchase price will be disclosed on the Investor Relations section (Financial Information > Share Buyback Activity) of the AVG website www.avg.com or investors.avg.com.

(Logo: http://photos.prnewswire.com/prnh/20120306/SF65434LOGO)

About AVG Technologies (NYSE: AVG)

AVG's mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG's powerful yet easy--to--use software and online services put users in control of their Internet experience. By choosing AVG's software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 172 million active users as of September 30, 2013 and offers a protection, performance and privacy products and services suite to consumers and small businesses including Internet security, performance optimization, mobile security, online backup, identity protection and family safety software.

www.avg.com

CONTACT: Erica Abrams, The Blueshirt Group for AVG, +1 (415) 217-5864, erica@blueshirtgroup.com